Itaú Corpbanca and subsidiaries As of and for the five-month period ended May 31, 2021 and 2020

The financial information of Itaú Corpbanca as of and for the five-month period ended May 31, 2021 and 2020 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			May'21	May'20
Total loans			22,864,897	24,044,170
Total assets			34,982,479	39,707,764

Deposits and other demand liabilities			6,401,030	5,639,345
Time deposits and other time liabilities			10,346,976	12,602,297
Interbank borrowings			4,428,387	4,133,209
Debt instruments issued			6,283,315	6,712,568

Equity			2,411,735	3,354,830
Total equity attributable to equity holders of the Bank			2,342,727	3,264,759
Non-controlling interest			69,008	90,071

YTD CONSOLIDATED INCOME STATEMENT			With reclassification of financial hedges[1]

In Ch$ million	5M'21	5M'20	5M'21	5M'20
Net operating profit before provision for loan losses	508,616	517,985	498,637	461,874
Provisions for loan losses [2]	(55,930)	(164,087)	(54,089)	(149,616)
Total operating expenses	(286,767)	(294,036)	(286,767)	(294,036)
Operating income	165,919	59,862	157,781	18,222
Income from investments in companies	745	1,748	745	1,748
Operating income before income taxes	166,664	61,610	158,526	19,970
Income taxes	(25,931)	(31,625)	(17,793)	10,015
Consolidated income for the period	140,733	29,985	140,733	29,985

Net income attributable to holders of the Bank	139,195	29,369	139,195	29,369
Non-controlling interest	1,538	616	1,538	616

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreign currency.

2 - Includes Ch$7.0 billion of additional provisions established during the 5M period ended May 31, 2021.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer